UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Argos Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

040221103
(CUSIP Number)

February 7, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Affiliates V, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		32,999
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		32,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

32,999

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

Less than 1%

12.	Type of Reporting Person

PN

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		721,884
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		721,884

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

721,884

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

3.8%

12.	Type of Reporting Person

PN

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Associates V LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		754,883
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		754,883

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

754,883

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

4.0%

12.	Type of Reporting Person

OO

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		315,096
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		315,096

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

315,096

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

1.7%

12.	Type of Reporting Person

PN

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Intersouth Associates IV LLC

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		315,096
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		315,096

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

315,096

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

1.7%

12.	Type of Reporting Person

OO

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Mitch Mumma

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,069,979
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,069,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,069,979

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

5.6%

12.	Type of Reporting Person

IN

CUSIP No. 040221103

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Dennis Dougherty

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
	Not Applicable	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned By
Each Reporting		1,069,979
Person with
	7.	Sole Dispositive Power

		0

	8.	Shared Dispositive Power

		1,069,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,069,979

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

5.6%

12.	Type of Reporting Person

IN

CUSIP No. 040221103

Item 1(a)	Name of Issuer

Argos Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

4233 Technology Drive, Durham, NC 27704.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., Intersouth Associates V LLC, Intersouth Partners IV, L.P., Intersouth Associates IV LLC, Mitch Mumma and Dennis Dougherty (together, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

102 City Hall Plaza, Suite 200, Durham, NC 27701.

Item 2(c)	Citizenship

Dennis Dougherty and Mitch Mumma are United States citizens. Each of Intersouth Partners V, L.P., Intersouth Affiliates V, L.P. and Intersouth Partners IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Intersouth Associates V LLC and Intersouth Associates IV LLC are limited liability companies organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number

040221103

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)           The Reporting Persons are the beneficial owners of an aggregate of 1,069,979 shares of Common Stock, which represents 5.6% of the Issuer’s outstanding Common Stock based upon 19,048,958 shares outstanding as reported on the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on February 7, 2014. The Reporting Persons’ beneficial ownership consists of (i) 32,999 shares of Common Stock held by Intersouth Affiliates V, L.P., (ii) 721,884 shares of Common Stock held by Intersouth Partners V, L.P., and (iii) 315,096 shares of Common Stock held by Intersouth Partners IV, L.P.

CUSIP No. 040221103

Intersouth Associates V LLC, the general partner of each of Intersouth Partners V, L.P. and Intersouth Affiliates V, L.P., and Intersouth Associates IV LLC, the general partner of Intersouth Partners IV, L.P., may be deemed to share voting and dispositive power over the shares held by each of Intersouth Affiliates V, L.P. and Intersouth Partners V, L.P. and Intersouth Partners IV, L.P., respectively. Dennis Dougherty and Mitch Mumma are both Member Managers of Intersouth Associates V LLC, and Intersouth Associates IV LLC, and share voting and investment power over the shares held by Intersouth Affiliates V, L.P., Intersouth Partners V, L.P. and Intersouth Partners IV, L.P.

(b)	Percent of class:

Intersouth Affiliates V, L.P.: less than 1%

Intersouth Partners V, L.P.: 3.8%

Intersouth Associates V LLC: 4.0%

Intersouth Partners IV, L.P.: 1.7%

Intersouth Partners IV LLC: 1.7%

Mitch Mumma: 5.6%

Dennis Dougherty: 5.6%

(c)	Number of shares as to which such person has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote:

Intersouth Affiliates V, L.P.:32,999

Intersouth Partners V, L.P.: 721,884

Intersouth Associates V LLC: 754,883

Intersouth Partners IV, L.P.: 315,096

Intersouth Partners IV LLC: 315,096

Mitch Mumma: 1,069,979

Dennis Dougherty: 1,069,979

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of:

Intersouth Affiliates V, L.P.:32,999

Intersouth Partners V, L.P.: 721,884

Intersouth Associates V LLC: 754,883

Intersouth Partners IV, L.P.: 315,096

Intersouth Partners IV LLC: 315,096

Mitch Mumma: 1,069,979

Dennis Dougherty: 1,069,979

CUSIP No. 040221103

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

Exhibit A – Joint Filing Agreement

CUSIP No. 040221103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2014

/s/ Mitch Mumma
Mitch Mumma

/s/Dennis Dougherty
Dennis Dougherty

INTERSOUTH AFFILIATES V, L.P.

By:	Intersouth Associates V LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH PARTNERS V, L.P.

By:	Intersouth Associates V LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

CUSIP No. 040221103

INTERSOUTH ASSOCIATES V LLC

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH PARTNERS IV, L.P.

By: Intersouth Associates IV LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH ASSOCIATES IV LLC

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

CUSIP No. 040221103

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13g

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 17, 2014

[Signature Pages Follow]

CUSIP No. 040221103

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

/s/ Mitch Mumma
Mitch Mumma

/s/Dennis Dougherty
Dennis Dougherty

INTERSOUTH AFFILIATES V, L.P.

By:	Intersouth Associates V LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH PARTNERS V, L.P.

By:	Intersouth Associates V LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

CUSIP No. 040221103

INTERSOUTH ASSOCIATES V LLC

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH PARTNERS IV, L.P.

By: Intersouth Associates IV LLC,
its general partner

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager

INTERSOUTH ASSOCIATES IV LLC

By:	/s/ Mitch Mumma
Name: Mitch Mumma
Title: Member Manager